Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 17, 2008 relating to the consolidated financial statements of Global Cash Access Holdings, Inc. (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment and the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109) and the effectiveness of the Company’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
February 24, 2009